EXHIBIT 99.1

For Immediate Release	Date: June 15, 2017
17-28-TR

Teck Updates Steelmaking Coal Guidance

Vancouver, BC – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today provided guidance for expected realized steelmaking coal price and an update on volumes for the second quarter of 2017.
The second quarter 2017 price for steelmaking coal sold under quarterly contract has been established based on an average of three assessments, which results in pricing of approximately US$190 per tonne. This index pricing mechanism will apply effective April 1, 2017, and for future quarters.
Teck now expects its second quarter average realized coal price to be between US$160 and US$165 per tonne. The differential between the quarterly benchmark price and our average realized price for the second quarter is larger than usual. After steel mills filled their prompt requirements immediately following the Queensland cyclone, there were very few prime hard coking coal spot sales during the four week period from mid-April. Steelmaking coal sales volumes for the second quarter of 2017 are expected to be between 6.8 and 7 million tonnes. Final quarterly sales will depend on timing of shipments.
Forward-Looking Statements
This press release contains certain forward-looking statements within the meaning of the Unites States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). Forward-looking statements and information can be identified by the use of words such as “expects”, “intends”, “is expected”, “potential” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or achieved. Forward-looking statements include statements regarding Teck’s expectations regarding coal production and sales volumes and pricing.
Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.
Factors that may cause actual results to vary include, but are not limited to, unplanned disruptions in production or transportation, including due to weather or natural disaster, changes in general economic conditions or conditions in the markets for metallurgical coal, labour disruptions, changes in the price of diesel and other consumable inputs, and other risk factors as detailed from time to time in Teck’s reports filed with Canadian securities administrators and the U.S. Securities and Exchange Commission.
Certain of these risks are described in more detail in the annual information form of Teck and in its public filings with Canadian securities administrators and the U.S. Securities and Exchange Commission. Teck

does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.
About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Greg Waller
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4014
greg.waller@teck.com

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com